Media Release

PACNET EGM WAS CONVENED IN ACCORDANCE WITH
LEGAL REQUIREMENTS

SINGAPORE, November 27, 2006 – The Board of Directors (the “Board”) of Pacific Internet Limited (the “Company” or “PacNet”) refers to the extraordinary general meeting of the shareholders of PacNet held on November 7, 2006 (the “EGM”), and the letter dated November 22, 2006 from MediaRing Ltd (“MediaRing”) to the Board.

In its letter, MediaRing asked the Board to provide an explanation and justifications for deciding to convene the EGM with what MediaRing contended to be insufficient notice. The Board wishes to assure PacNet’s shareholders that the Board has directly addressed MediaRing’s concerns as raised in their November 22, 2006 letter, in a response sent to MediaRing earlier today.

In their reply to MediaRing, the Board has highlighted, among other things, that:

•	the Company held the requisitioned EGM on November 7, 2006, the latest date possible to ensure it complied with applicable Singapore law;

•	the Company made representations to the major shareholders, including MediaRing, to extend the date of the EGM, but that agreement by all parties could not be reached;

•	the notice period given for the EGM in fact exceeded the 14 day requirement under Singapore law;

•	the reasons for the timing of the EGM were clearly stated in the Proxy Statement dated October 19, 2006 sent to PacNet shareholders, and also in a letter from the then Board to MediaRing dated October 17, 2006;

•	the EGM was further publicized by PacNet, through filings with the SEC and in press releases distributed on October 12, October 16 and October 31, 2006.

The Board considers that this latest objection from MediaRing is misconceived and maintains that PacNet and the then Board acted reasonably and within all applicable legal requirements in respect of the convening of the EGM, the Proxy Statement, and proxy cards sent to PacNet’s shareholders.

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media
Bernard Ho
Pacific Internet Limited
Direct: +65-6771 0433
Mobile: +65-9782-3393
Email: bernard.ho@pacific.net.sg

Investor & Analyst
Mervin Wang
Pacific Internet Limited
Direct: +65-6771-0780
Mobile: +65-9798-6077
Email: investor@pacific.net.sg